REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of
The Advisors' Inner Circle Fund:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about United Association S&P 500 Index Fund's (the "Fund's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of October 31, 2007. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2007, and with respect to agreement of security purchases and sales, for the period from August 31, 2007 (the date of our last examination), through October 31, 2007:

- Confirmation of all security positions with National City Bank (the "Custodian") in Cleveland, Ohio without prior notice to management;

- Confirmation of all securities held by the Depository Trust Company ("DTC") in book entry form. This confirmation included, but was not limited to, securities held by the Fund. For a sample of securities held in the aggregate by DTC, we agreed the omnibus position per the records of the Custodian to the confirmation of securities in the aggregate received from DTC;

-  Confirmation of all open futures contracts with the executing broker;

- Reconciliation of all such securities to the books and records of the Fund and the Custodian;

- Agreement of 25 security purchases and 25 security sales or maturities since our last examination from the books and records of the Fund to broker confirmations and cash statements received from National City Bank.

- Confirmation or agreement to cash statements received from National City Bank of all securities out for transfer with brokers.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that United Association S&P 500 Index Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2007 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of United Association S&P 500 Index Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
December 21, 2007

    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

We, as members of management of United Association S&P 500 Index Fund (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2007, and from August 31, 2007 through October 31, 2007.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2007, and from August 31, 2007 through October 31, 2007, with respect to securities reflected in the investment account of the Fund.



By:   /s/ John Kernan
      ---------------------------------------------------------------
      James F. Volk, President
      The Advisors' Inner Circle Fund


       12/21/07
      ---------------------------------------------------------------
      Date



By:   /s/ Michael Lawson
      ---------------------------------------------------------------
      Michael Lawson, Controller and Chief Financial Officer
      The Advisors' Inner Circle Fund


       12/21/07
      ---------------------------------------------------------------
      Date



By:   /s/ John Kernan
      ---------------------------------------------------------------
      John Kernan, Managing Director
      Allegiant Asset Management Group


       12/24/07
      ---------------------------------------------------------------
      Date

FUND NAME                                                        STATE                 REGISTRATION         FILE NUMBER

The Advisors' Inner Circle Fund

United Association S & P 500 Index Fund
                                                                 ALASKA                ANNUAL                   60044418
                                                                 ALABAMA               ANNUAL
                                                                 CONNECTICUT           ANNUAL                    1023481
                                                                 KANSAS                ANNUAL                 2003S0000867
                                                                 KENTUCKY              ANNUAL                   600110541
                                                                 LOUISIANA             ANNUAL                    100843
                                                                 MISSOURI              ANNUAL                  0002-13700
                                                                 NEW JERSEY            ANNUAL                   BEM-2290
                                                                 NEVADA                ANNUAL
                                                                 NEW YORK              OTHER                    S30-34-25
                                                                 OHIO                  OTHER                      46876
                                                                 OREGON                ANNUAL                   2003-452
United Association S & P 500 Index Fund - Class I
                                                                 DISTRICT OF COLUMB    ANNUAL                   60018399
                                                                 IOWA                  ANNUAL                    I-55228
                                                                 MASSACHUSETTS         ANNUAL
                                                                 MARYLAND              ANNUAL                  SM20030507
                                                                 MICHIGAN              ANNUAL                    939758
                                                                 NEBRASKA              ANNUAL                     62033
                                                                 OKLAHOMA              ANNUAL                  SE-2103201
                                                                 TENNESSEE             ANNUAL                   RM04-3558
                                                                 WASHINGTON            GOOD UNTIL SOLD          60036890
                                                                 WISCONSIN             ANNUAL                    454553
United Association S & P 500 Index Fund - Class II
                                                                 DISTRICT OF COLUMB    ANNUAL                   60018540
                                                                 IOWA                  ANNUAL                    I-55326
                                                                 MASSACHUSETTS         ANNUAL
                                                                 MARYLAND              ANNUAL                  SM20030621
                                                                 MICHIGAN              ANNUAL                    939759
                                                                 NEBRASKA              ANNUAL                     59410
                                                                 OKLAHOMA              ANNUAL                  SE-2116727
                                                                 TENNESSEE             ANNUAL                   RM04-3558
                                                                 TEXAS                 GOOD UNTIL SOLD           C 71399
                                                                 WASHINGTON            GOOD UNTIL SOLD          60038210
                                                                 WISCONSIN             ANNUAL                    455368